Fiskars OY AB
                             Fiskars Holdings, Inc.
                           Deltec Power Systems, Inc.
                              Mannerheimintie 14 A
                                00101 Helsinki 10
                                     FINLAND


                                February 9, 1996




   Exide Electronics Group, Inc.
   8521 Six Forks Road
   Raleigh, North Carolina  27615

             Re: Amendment to Stock Purchase Agreement dated November 16, 1995 (the "Stock Purchase Agreement")

   Gentlemen:

             We are parties to the Stock Purchase Agreement under the terms of which Exide Electronics Group, Inc. ("Buyer") agreed to buy and Fiskars OY AB ("Fiskars") and Fiskars Holdings, Inc. ("Holdings") (Fiskars and Holdings are collectively referred to herein as "Shareholders") agreed to sell all of the issued and outstanding capital stock of Deltec Power Systems, Inc. ("Company"). This letter agreement may be referred to in other writings as the "Amendment Agreement." Article 9 of the Stock Purchase Agreement provides that the Closing of the transactions contemplated by the Stock Purchase Agreement would take place at the offices of the Company at the close of business on January 4, 1996, or at such other time as we would mutually agree. The Closing did not occur on January 4, 1996. At Buyer's request, we have agreed to extend the time for Closing in consideration for amendments to the Stock Purchase Agreement and certain financial concessions as follows:

             1. The introductory paragraph of Article 9 of the Stock Purchase Agreement is hereby amended to read in its entirety as follows:

                  "The closing of this transaction (the "Closing")
             shall take place at the offices of the Company, 2727 Kurtz Street, San Diego, California, at the close of business on the earlier of (i) the date that Buyer closes on and is entitled to funding under its secured term and revolving credit facility with J.P. Morgan & Co., as agent bank, and its contemplated bond financing, with aggregate net available funds of at least $158,500,000 (collectively, the "Anticipated Financing") or (ii) March 15, 1996. Such date is referred to in this Agreement as the "Closing Date." Time is of the essence as to the Closing."

             2. In the event that the Closing of the transactions contemplated by the Stock Purchase Agreement does not occur on or before the close of business on March 15, 1996 for any reason whatsoever (other than in the event Buyer makes a Buyer's Tender of Closing to Shareholders on or before such date, Buyer shall have made all payments due under this letter agreement, and the Shareholders fail to proceed with Closing on or before such date), Buyer shall pay to Shareholders, as a break-up fee, $5 million, which shall be paid by wire transfer of immediately available funds on the second business day following such date. In the event payment is not made when due, such amount shall bear interest at a rate per annum equal to five percent (5%) in excess of the prime lending rate announced from time to time by Firstar Bank Milwaukee, N.A. (the "Prime Rate"), which rate shall change as and when the Prime Rate changes. Such break-up fee shall be paid to Shareholders in lieu of any other claims or damages Shareholders may have as a result of Buyer's failure to close such transactions, provided that if Buyer's failure to close did not result from its inability (notwithstanding its good faith and reasonable efforts) to obtain the Anticipated Financing, the Shareholders shall retain their right to bring an action for specific performance to cause Buyer to close such transactions. Such payment shall be made to the following account:

                  Skandinaviska Enskilda Banken, New York
                  Routing Number (ABA#):  026003036
                  For Further Credit to:   Fiskars Oy Ab,
                                           Account #3843
                  Contact:  Alan Palmer (212) 907-4700

             3. In consideration of the agreement of the Shareholders to postpone Closing as provided in Section 1 hereof, Buyer shall pay the Shareholders the following amounts:

                  (a)  $1.5 million; and

                  (b) An amount equal to 12% per annum of $75 million ($24,658 per day) from January 19, 1996 until the earliest to occur of the: (i) termination of the Stock Purchase Agreement in accordance with its terms as amended by this Amendment ("Termination"), (ii) Closing or (iii) March 15, 1996; and

                  (c) An amount equal to interest that would accrue at one percent (1%) per annum in excess of the Prime Rate on $82.5 million from January 19, 1996 until the earliest to occur of: (i)
        Termination, (ii) Closing or (iii) March 15, 1996.

             The sum of the amount described in Section 3(a), plus the amounts described in Sections 3(b) and 3(c) for the period from January 19 through January 31, 1996, shall be paid by Buyer on Friday, February 9, 1996. The amounts accruing under Sections 3(b) and 3(c) for the period after January 31 and before March 1, 1996 shall be paid on March 1, 1996 and for the period after February 29, 1996 and before Closing or March 15, 1996, as the case may be, shall be paid on the Closing Date or March 15, 1996, as the case may be. All such payments shall be made by a wire transfer of immediately available funds to the account described in
   Section 2 above. In the event that Buyer obtains bridge financing for the cash portion of the Purchase Price payable to the Shareholders under the Stock Purchase Agreement, and the transactions contemplated by the Stock Purchase Agreement close on or before February 15, 1996, the Buyer may credit against the cash Purchase Price payable to Fiskars at the Closing one-half of the amount paid to the Shareholders pursuant to Section 3.(a) hereof, provided that Buyer must obtain the consent of Shareholders to any bridge financing that: (i) contains any warrants, options, stock or other equity exercisable or issuable at less than market value when exercised or issued and that dilute (or could dilute) Shareholders' interest in Buyer to an extent unacceptable to Shareholders, or (ii) is not customary bridge financing obtained from recognized financial institutions or investment or merchant bankers.

             4. Each of the parties to the Stock Purchase Agreement hereby waives each and every one of the conditions precedent to its obligation to proceed with Closing, provided that the following conditions precedent shall remain in full force and effect: (i) the condition in Sections 6.2 and 7.2 to deliver the closing documents specified in Sections 9.1 and 9.2 (with the exception of the Compliance Certificates described in Sections 9.1(b) and 9.2(c)); and (ii) the condition that a party may refuse to close if it has been enjoined from Closing by a court of competent jurisdiction in an action not brought by the party asserting the condition precedent. None of such waived conditions shall be asserted by any party as a reason not to close the transactions contemplated by the Stock Purchase Agreement. In the event Closing occurs, nothing in this Amendment Agreement shall waive a party's rights to indemnity under
   Article 8 of the Stock Purchase Agreement except to the extent of Claims released pursuant to Section 1 of the Agreement Not to Sue or Interfere of even date herewith among the parties.

             5.   [Intentionally left blank].

             6. Buyer shall pay and indemnify and hold the Shareholders and the Company harmless against all reasonable expenses of the Shareholders' accountants, KPMG Peat Marwick and Price Waterhouse, in providing supplemental financial information requested by Buyer for the Anticipated Financing.

             7. Buyer agrees to instruct its employees, consultants and agents who may be dealing with the Company and its subsidiaries with respect to coordination of technical developments, sales and marketing programs and other matters that the transactions contemplated by the Stock Purchase Agreement have not closed and that all such cooperative efforts should be discontinued until Closing, except as provided below. Buyer, on the one hand, and Shareholder and Company, on the other hand, hereby confirm their respective duties to maintain information received from the Shareholders and Company, on the one hand, and from Buyer, on the other hand, confidential pursuant to those certain confidentiality agreements executed and delivered prior to the Stock Purchase Agreement with respect to all information that has been disclosed to Buyer or to Shareholder and Company, or to their respective employees, consultants and agents or will be disclosed to them as part of due diligence or otherwise as part of these transactions. Notwithstanding the foregoing, Buyer and Deltec shall continue to pursue two pending business transactions that involve (i) Deltec manufacturing and selling certain products to Buyer on a private label basis and (ii) a joint technical project related to combining Deltec software and Buyer's hardware for the purpose of designing a product to satisfy a supply contract with 3COM, provided that any disclosure by Deltec to Buyer of any source code relating to Deltec's software shall be subject to a special confidentiality agreement related to such software on terms mutually acceptable to Deltec and Buyer. The Shareholders shall cause Deltec: (i) to maintain any proprietary information received from Buyer related to such development project confidential, (ii) not to use such information without the written consent of Buyer in the event the transactions contemplated by the Stock Purchase Agreement do not close, and (iii) not to pursue (either singly or with others) a supply contract with 3COM competitive with Buyer for the product(s) that is the subject of the joint technical project described above. Each of Deltec and Buyer may decide, in its absolute discretion, to enter into a joint supply arrangement with the other party for the 3COM product, which supply arrangement will be on reasonable and customary terms and conditions. In addition, Shareholders and Company acknowledge and consent that Buyer may continue to discuss the terms and conditions of post-closing employment arrangements with the senior management of the Company.

             8. Section 2.1 of the Stock Purchase Agreement is hereby amended as follows:

                  (a)  Section 2.1.(d) is restated as follows:

             "To Fiskars, (i) 825,000 shares of Buyer's Common Stock, valued at a fixed price of $20.00 per share and
             (ii) 1,000,000 shares of Buyer's Series G Convertible Preferred Stock (which stock shall have the rights, privileges and preferences set forth on Schedule 2.1.(d) attached hereto), valued at a fixed price of $20.00 per share;"

                  (b) The final sentence of Section 2.1 of the Stock Purchase Agreement is restated as follows:

             "Notwithstanding anything set forth in this Section 2.1, the aggregate cash consideration to be paid by Buyer for the Shares pursuant to this Agreement shall not, except as set forth in Section 2.3.(d) and 8.2, exceed $158,500,000. In addition to the Purchase Price for the Shares, Buyer shall pay to Fiskars at the Closing, by wire transfer of immediately available funds, the sum of $1,000,000 as reimbursement for certain expenses incurred by the Shareholders in connection with the negotiation, due diligence investigation and closing of the transactions contemplated by this Agreement."

             9. Section 10.1. of the Stock Purchase Agreement is hereby amended to read in its entirety as follows:

                  "10.1.  Right of Termination.  This Agreement may
             be terminated at any time prior to the Closing:

                       10.1.(a)  By mutual written agreement of
                  Buyer and Shareholders, or

                       10.1.(b)  By Shareholders if the Closing
                  shall not have occurred on or before the close of business on March 15, 1996 provided that, on such date, Shareholders tendered or were prepared to tender the documents described in Section 9.1 of this Agreement other than the compliance certificate described in Section 9.1.(b) ("Shareholders' Tender of Closing to Buyer") and Buyer refused to close, or

                       10.1.(c)       By Buyer if the Closing shall
                  not have occurred on or before the close of business on April 15, 1996, provided that, on such date, Buyer tendered or was prepared to tender the payments and documents described in
                  Section 9.2 of this Agreement and the Amendment Agreement other than the compliance certificate described in Section 9.2.(c) ("Buyer's Tender of Closing to Shareholders") and Shareholders refused to close."

             10. Section 10.2 of the Stock Purchase Agreement is hereby restated as follows:

                  "10.2.  Termination for Breach.  Except as
             provided in 10.1.(a) above, neither Buyer nor the Shareholders may terminate this Agreement prior to March 15, 1996, provided that Shareholders may terminate the Agreement by written notice to Buyer, if Buyer shall have failed to make any payment to Shareholders required by Section 3 of that certain Amendment Agreement, dated February 9, 1996, or Buyer shall have failed to satisfy its obligation in Section 12 of such agreement,and such failure shall be continuing on the date of Termination."

             11. Section 1.1.(a) of that certain Stockholder Agreement that is attached to the Stock Purchase Agreement as Schedule 9.1.(f) shall be amended to delete the third sentence thereof and insert the following in lieu thereof:

             "The rights of Stockholder set forth herein will be limited to one Stockholder Representative at any time that the number of shares of Company Common Stock beneficially owned by the Stockholder, when combined with the number of shares of Company Common Stock that could be obtained upon conversion of the Company Series G Convertible Preferred Stock beneficially owned by Stockholder (such combined number defined as the "Imputed Common Stock Ownership"), equals less than ten percent (10%) of the Company Common Stock that would be outstanding upon such conversion without taking into consideration any warrants, options, stock or other equity issued in connection with the Anticipated Financing (as defined in Article 9 of the Purchase Agreement, as amended) except for Company Common Stock issued pursuant to warrants, options or other rights exercisable at a price at least equal to the market value of such Common Stock on the date of exercise (the "Financing Equity"), and the Stockholder shall have no right to a Stockholder Representative at any time that its Imputed Common Stock Ownership is less than five percent (5%) of the Company Common Stock that would be outstanding upon conversion of the Series G Convertible Preferred Stock beneficially owned by Stockholder without taking into consideration the Financing Equity; provided, however, that the ownership of the Company's Common Stock or Preferred Stock by an entity controlling, controlled by or under common control with the Stockholder with the prior consent of the Company (which consent shall not be unreasonably withheld), and which has agreed in a writing delivered to the Company to be obligated as the Stockholder hereunder (in the case of ownership of Common Stock), shall be attributed to the Stockholder for purposes of this 1.1.(a). The initial Stockholder Representatives shall be Stig Stendahl and Ralf Boer."

             12. Buyer agrees to deliver to the Shareholders on or before Thursday, February 15, 1996, a written commitment from J. P. Morgan & Co. to extend its financial commitments to Buyer to finance the transactions contemplated by the Stock Purchase Agreement until March 15, 1996.

             Except as expressly amended by this letter agreement or the Agreement Not to Sue or Interfere of even date herewith among the parties, all other terms and conditions of the Stock Purchase Agreement remain in full force and effect without amendment or modification. Capitalized terms used but not defined herein shall have the meanings given them in the Stock Purchase Agreement. This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile copies of this letter agreement that contain signatures shall be deemed to be original signed versions for purposes of this letter agreement.

             If the foregoing is acceptable to you as an expression of our agreement with respect to these matters, please sign a counterpart of this letter and deliver it to the undersigned.

                                 Sincerely yours,

                                 FISKARS OY AB



                                 By:  /s/ Stig Stendahl
                                 Title: President



                                 FISKARS HOLDINGS, INC.



                                 By:  /s/ Stig Stendahl
                                 Title: President



                                 DELTEC POWER SYSTEMS, INC.



                                 By:  /s/ Stig Stendahl
                                 Title: Chairman



   The undersigned hereby confirms and agrees to the terms of the foregoing Amendment Agreement this 9th day of February, 1996.

   EXIDE ELECTRONICS GROUP, INC.



   By:  /s/Nicholas J. Costanza
   Title: Vice President, Chief Administrative
    Officer and General Counsel

                                SCHEDULE 2.1.(d)


                            Terms of Preferred Stock

   See Certificate of Designation of the Series G Convertible Preferred Stock of Exide Electronics Group, Inc. attached hereto.

                           CERTIFICATE OF DESIGNATION
                                     OF THE
                            SERIES G PREFERRED STOCK
                                       OF
                          EXIDE ELECTRONICS GROUP, INC.

                        Pursuant to Section 151(g) of the
                General Corporation Law of the State of Delaware


        The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted on February 9, 1996, by the Board of Directors (the "Board") of EXIDE ELECTRONICS GROUP, INC., a Delaware corporation (the "Corporation"), acting pursuant to the authority granted to the Board in accordance with provisions of Section 151(g) of the General Corporation Law of the State of Delaware, at a duly convened meeting of the Board at which a quorum was present and acted throughout.

        RESOLVED, that pursuant to the authority expressly granted to the Board by the provisions of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), there is hereby created a Series G Convertible Preferred Stock, par value $.01 per share, which shall consist of 1,000,000 shares of serial preferred stock (hereinafter called the "Series G Preferred Stock"). The Series G Preferred Stock shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions (in addition to the powers, designations, preferences and relative, participating optional and other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation, which may be applicable to the serial preferred stock) as follows:

        A.   Dividends

             1. Cumulative. The holders of shares of Series G Preferred Stock (hereinafter called the "Holders") shall be entitled to receive, out of any assets at the time legally available therefor, cash dividends at the rate of: (i) eighty cents ($0.80) per share per annum, and no more, through March 31, 2001, and (ii) thereafter at a rate of one dollar twenty cents ($1.20) per share, and no more. Dividends shall be payable in cash quarterly, in arrears, commencing on June 30, 1996, and thereafter on the last business day of March, June, September and December of each year that any Series G Preferred Stock shall be outstanding. Such dividends are prior and in preference to any declaration or payment of any distribution (as defined below) on the common stock of the Corporation (the "Common Stock"), and shall be prior and in preference to any declaration or payment of any distribution on any other preferred stock of the Corporation unless such stock is expressly senior to the Series G Preferred Stock after written consent of Holders, which consent will not be unreasonably withheld. Such dividends shall accrue on each share of Series G Preferred Stock from day to day from the date of initial issuance thereof whether or not earned, declared, or paid, and whether or not funds are legally available therefor, so that if such dividends with respect to any previous dividend period at the rate provided for herein have not been paid on, or declared and set apart for, all shares of Series G Preferred Stock at the time outstanding, the deficiency shall be fully paid on, or declared and set apart for, such shares before any distribution shall be paid on, or declared and set apart for Common Stock or any other series of preferred stock except as aforesaid.

             2. All cash dividends shall be paid by the Corporation to the Holders except to the extent (but only to the extent) a payment would cause the Corporation to violate any covenant or condition under any of its credit or debt financing agreements. In the event any part or all of a dividend payment will cause such violation, the Corporation will use reasonable and good faith efforts to obtain waivers of compliance with its debt covenants for the purpose of such dividend and will so notify the Holders; provided, that such efforts shall not require the Corporation to incur additional expenses, except for reasonable legal expenses related to preparing such waivers.

             3. The Corporation shall pay all cash dividends by certified bank check or wire transfer.

             4. For purposes of this Section (A), unless the context otherwise requires, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, or the purchase or redemption of shares of the Corporation (other than repurchases of Common Stock held by directors, employees or consultants of the Corporation upon termination of their directorship, employment or services pursuant to agreements providing for such repurchase, which agreements were either in effect prior to the Closing Date or in forms which are customary and reasonable based on similar industry or Corporation standards) for cash or property, including any such transfer, purchase or redemption by a subsidiary of the Corporation.

        B.   Preference on Liquidation

             1. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of Series G Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the Common Stock (and before payment with respect to any other series of preferred stock then in existence and outstanding which is not expressly senior to the Series G Preferred Stock as permitted by Section (A)), if any, an amount equal to Twenty Dollars ($20) per share of Series G Preferred Stock, plus all accrued and unpaid dividends thereon to the date fixed for distribution. After setting apart or paying in full the preferential amounts due to the Holders, the remaining assets of the Corporation available for distribution to stockholders, if any, shall be distributed exclusively to the holders of Common Stock, each such issued and outstanding share of Common Stock entitling the holder thereof to receive an equal proportion of said remaining assets, unless the rights, preferences or privileges of another series of preferred stock then in existence and outstanding has priority over the Common Stock, in which case the holders of such preferred stock would be entitled to receive assets prior to the receipt by holders of the Common Stock as mandated by the terms of such preferred stock issue. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders the full amount to which they shall be entitled, the Holders shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares of Series G Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

             2. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Corporation shall, within ten (10) days after the date the Board of Directors approves such action, or twenty (20) days prior to any stockholders' meeting called to approve such action, or twenty (20) days after the commencement of any involuntary proceeding, whichever is earlier, give each Holder initial written notice of the proposed action by airmail or other express delivery service. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the Holders upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice by airmail or other express delivery service to each Holder of such material change.

             3. The Corporation shall not consummate any voluntary or involuntary liquidation, dissolution or winding up of the Corporation before the expiration of thirty (30) days after the mailing by airmail or other express delivery service of the initial notice or ten (10) days after the mailing by airmail or other express delivery service of any subsequent written notice, whichever is later; provided that any such 30-day or 10-day period may be shortened upon the written consent of the Holders of all of the outstanding shares of Series G Preferred Stock.

             4. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation which will involve the distribution of assets other than cash, the Corporation shall promptly engage competent independent appraisers to determine the value of the assets to be distributed to the Holders, the holders of shares of other series of preferred stock then in existence and outstanding, if any, and the holders of shares of Common Stock (it being understood that with respect to the valuation of securities, the Corporation shall engage such appraiser as shall be approved by the Holders of a majority of outstanding shares of Series G Preferred Stock, which approval shall not be unreasonably withheld). The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each Holder of the appraiser's valuation.

        C.   Voting

        Except as otherwise required by law or as set forth herein, the shares of Series G Preferred Stock shall be voted in accordance with any stockholder agreement then in effect between the Corporation and the Holder, and if no stockholder agreement is then in effect, such shares shall be voted in the manner the Holders deem appropriate; in each case as if it were Common Stock. Subject to the terms of any stockholders agreement in effect, each Holder shall be entitled to such number of votes for the Series G Preferred Stock held by the Holder on the record date fixed for such meeting, or on the effective date of such written consent, as shall be equal to the largest number of whole shares of the Corporation's Common Stock into which all of the Holder's shares of Series G Preferred Stock are convertible immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent. Notwithstanding anything herein to the contrary, the Holders shall be entitled to vote as a separate class for any changes in the rights and privileges of the Series G Preferred Stock.

        D.   Conversion Rights

        Each share of Series G Preferred Stock shall be convertible at any time into fully paid and nonassessable shares of Common Stock of the Corporation at the option of the Holder. The number of shares of Common Stock into which each share of the Series G Preferred Stock may be converted shall be determined by dividing the Original Purchase Price by the Series G Conversion Price (determined as hereinafter provided) in effect at the time of the conversion. The Original Purchase Price of the Series G Preferred Stock is $20 per share. Subject to adjustment of the Series G Conversion Price pursuant to Section (E), the Series G Preferred Stock shall be convertible on a share-for-share basis into the Corporation's Common Stock.

             1. The Series G Conversion Price per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of Series G Preferred Stock shall be twenty dollars ($20).

             2. The Holder may exercise the conversion rights as to all shares of Series G Preferred Stock owned by the Holder or any part thereof by delivering to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Series G Preferred Stock, or at the principal office of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Corporation (if required by it), accompanied by written notice stating that the Holder elects to convert such shares.

             3. Conversion shall be deemed to have been effected on the date when such delivery is made or to be made, and such date is referred to herein as the "Conversion Date". As promptly as practicable after delivery of the certificates representing Series G Preferred Stock to be converted the Corporation shall issue and deliver to or upon the written order of such Holder, at such office or other place designated by the Holder, a certificate or certificates for the number of full shares of Common Stock to which such Holder is entitled and a check for cash with respect to any fractional interest in a share of Common Stock as provided in subparagraph (4) of this Section (D). The Holder shall be deemed to have become the holder of record of the Common Stock on the applicable Conversion Date unless the transfer books of the Corporation are closed on the date, in which event it shall be deemed to have become the holder of record of the Common Stock on the next succeeding date on which the transfer books are open, but the Series G Conversion Price shall be that in effect on the Conversion Date. Upon conversion of only a portion of the number of shares of Series G Preferred Stock represented by a certificate surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the Holder, at the expense of the Corporation, a new certificate covering the number of shares of Series G Preferred Stock representing the unconverted portion of the certificate so surrendered.

             4. No fractional shares of Common Stock or script shall be issued upon conversion of shares of Series G Preferred Stock. If more than one share of Series G Preferred Stock shall be surrendered for conversion at any one time by the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series G Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series G Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined by the Corporation's Board of Directors.

             5. At the time the Corporation delivers shares of Common Stock to the Holder, the Corporation shall pay to the Holder the unpaid dividends on the converted Series G Preferred Stock accrued through the Conversion Date to the extent otherwise permitted in accordance with the terms hereof, including without limitation, Section A.2 hereof. In the event the payment of such unpaid dividends is not permitted in accordance with the terms hereof, the Holder may elect, at the Holder's option, to purchase additional shares of the Corporation's Common Stock with such unpaid dividends at the Series G Conversion Price at which the Holder is converting Series G Preferred Stock into the Corporation's Common Stock. Such election shall be made by the Holder sending a written notice to the Corporation within ten (10) days following the Corporation's failure to pay such dividends. The Corporation shall deliver certificates for shares of the Corporation's Common Stock so purchased as promptly as practicable after receipt of the Holder's notice. Unpaid dividends that are not used by the Holder to purchase the Corporation's Common Stock shall remain accrued and outstanding and shall be paid at such time as the restrictions against payment of such dividends no longer apply.

             6. The Corporation shall pay any and all United States issue and other taxes (other than taxes with respect to income, gain or receipts) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series G Preferred Stock pursuant thereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the Series G Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

             7. The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of Series G Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all Series G Preferred Stock from time to time outstanding. The Corporation shall from time to time (subject to obtaining necessary director and stockholder action), in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock remaining unissued to an amount that is sufficient to permit the conversion of all of the shares of Series G Preferred Stock at the time outstanding.

             8. All shares of Common Stock which may be issued upon conversion of the shares of Series G Preferred Stock will upon issuance by the Corporation be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

        E.   Adjustment of Series G Conversion Price

        The Series G Conversion Price from time to time in effect shall be subject to adjustment from time to time as follows:

             1.   Stock Splits, Dividends and Combinations.

             In case the Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, the Series G Conversion Price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Corporation shall at any time combine the outstanding shares of Common Stock, the Series G Conversion Price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

             2. Non-Cash Dividends, Stock Purchase Rights, Capital Reorganizations and Dissolutions.

             In case:

                  a. the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend, or any other distribution, payable otherwise than in cash; or

                  b. the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase any shares of stock of any class or to receive any other rights; or

                  c. of any capital reorganization of the Corporation, reclassification of the capital stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock), consolidation or merger of the Corporation with or into another corporation or conveyance of all or substantially all of the assets of the Corporation to another corporation; or

                  d. of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

   then, and in any such case, the Corporation shall cause to be mailed to the transfer agent for the Series G Preferred Stock and to the Holders of record, at least ten (10) days prior to the date hereinafter specified, a notice stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

             3. In the event the Corporation shall declare a distribution payable in securities of other persons or evidences of indebtedness issued by other persons, then, in each such case, the Holders shall be entitled to the distributions at the rate provided for in Section (A) above before any distribution shall be made to the holders of Common Stock, and no adjustment to the Series G Conversion Price provided for in this Section (E) shall be applicable.

             4. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all of the provisions of this Section (E) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders. In any such event, the Series G Conversion Price shall be equitably adjusted, if necessary, to reflect the effect on the Series G Preferred Stock and the Corporation's Common Stock from any such events.

             5. Upon the occurrence of each adjustment or readjustment of the Series G Conversion Price pursuant to this Section (E), the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof, and prepare and furnish to each Holder affected thereby a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder, furnish or cause to be furnished to such Holder a like certificate setting forth (A) such adjustment or readjustment, (B) the Series G Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of its shares.

             6. Any shares of Series G Preferred Stock that are converted shall resume the status of authorized but unissued shares of Series G Preferred Stock.

             7. So long as any shares of Series G Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval by vote or written consent, in the manner provided by law, of the Holders of at least fifty-one percent (51%) of the total number of shares of Series G Preferred Stock outstanding, voting separately as a class,
   (a) reduce or eliminate any or all of the rights, preferences, privileges and restrictions granted to or imposed upon the Series G Preferred Stock or increase or decrease the authorized number of shares of Series G Preferred Stock; or (b) amend the provisions of this paragraph (7); provided, however, that the Corporation may, with the Holders' written consent, which consent will not be unreasonably withheld, create new class or series of shares of preferred stock senior to or on a parity with the Series G Preferred Stock as to voting rights, dividends or a distribution of assets of the Corporation in liquidation.

        F.   Redemption

        1.   Optional Redemption:  Corporation.

        At any time after March 31, 1996, if the Market Price, as defined below, of the Corporation's Common Stock has exceecded $28 for thirty
   (30) consecutive trading days ended within five (5) trading days prior to the date of the Corporation's Call Notice, as defined below, the Corporation may redeem any number of shares of Series G Preferred Stock then outstanding at the following redemption prices per share:

                  Call Redemption Date                  Price Per Share

            March 31, 1996 - March 30, 1997                   $20
            March 31, 1997 - March 30, 1998                    26
             March 31, 1998 and thereafter                     24


   plus an amount equal to any accrued, but unpaid dividends thereon through the Call Redemption Date (such price per share plus the amount of such dividends the "Call Redemption Price"); provided, however, that until the Call Redemption Date, as defined below, the Holders shall have the option to exercise their conversion right pursuant to Section (D) hereof, and in the event and to the extent that such conversion right is exercised, the Corporation's Call Notice shall be ineffective and not apply to the number of shares of Series G Preferred Stock that are subject to such conversion. For purposes of this Certificate, "Market Price" shall mean the closing price of the Corporation's Common Stock as quoted on the NASDAQ National Market System (or if the Corporation's Common Stock is no longer listed on NASDAQ, as quoted on such other national exchange on which the Common Stock is then traded).

             If on any redemption date specified by the Corporation pursuant to this paragraph 1 (hereinafter, the "Call Redemption Date"), more shares of Series G Preferred Stock are outstanding than the Corporation has called for redemption, the Corporation shall redeem shares of Series G Preferred Stock pro rata based upon the number of outstanding shares of Series G Preferred Stock then owned by each Holder.

                  (i)  Notice of Redemption.

                  The Corporation shall specify a Call Redemption Date in a written notice, which shall be sent by air mail or other express delivery service, postage prepaid, to the Holders at least thirty (30) days prior to such Call Redemption Date (the "Call Notice"). The Call Notice shall be addressed to each Holder at the address of such Holder appearing on the books of the Corporation or given by such Holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the place where the principal office of the Corporation is located. In addition to the Call Redemption Date, the notice shall state the Call Redemption Price, the number of shares of Series G Preferred Stock of such Holder to be redeemed and shall call upon such Holder to surrender to the Corporation on the Call Redemption Date at the place designated in the notice such Holder's certificate or certificates representing the shares of Series G Preferred Stock to be redeemed. Upon receipt of the Call Notice by a Holder and at any time prior to the applicable Call Redemption Date, the Holder may convert all or any shares of Series G Preferred Stock then owned by the Holder, following which only the Holder's shares of Series G Preferred Stock which have not been so converted may be redeemed by the Corporation.

             On the applicable Call Redemption Date, the Holder or Holders shall surrender to the Corporation at a place designated by the Corporation a certificate or certificates representing the shares of Series G Preferred Stock to be redeemed (the "Redeemed Shares"). Upon surrender of such certificate or certificates, the Corporation shall transmit payment in full for each Holder's Redeemed Shares in the manner in which cash dividends are paid hereunder.

             2.   Optional Redemption:  Holder.

             Any Holder may, at any time after September 30, 2006 require the Corporation to repurchase and redeem all or any part of the Holder's shares of Series G Preferred Stock (each Holder requesting such repurchase and redemption, a "Requesting Holder").

              The redemption price per share of Series G Preferred Stock shall be twenty-four dollars ($24) per share plus an amount equal to any accrued, but unpaid dividends thereon through the Holder Redemption Date (the "Holder Redemption Price").

             (i)  Notice of Redemption.

             Each Requesting Holder who desires to have Series G Preferred Stock owned of record by such Requesting Holder redeemed by the Corporation shall so specify in a written notice to the Corporation (the "Holder Redemption Notice"). A Holder Redemption Notice shall be sent to the Corporation at its principal of business by air mail or other express delivery service, postage prepaid and within thirty (30) days from receipt thereof the Corporation shall set a closing date for redemption of the Requesting Holder's shares (the "Holder Redemption Date"). Further, upon receipt of the Holder Redemption Notice, the Corporation shall promptly notify all other Holders of the redemption request of a Requesting Holder and of the applicable Holder Redemption Date (the Corporation Notice").
   If any other Holders (collectively, the "Other Holders" ) desire the Corporation to redeem all or any portion of the Series G Stock owned of record by the Other Holders, each Other Holder shall send a Holder Redemption Notice to the Corporation within ten (10) days after receipt of the Corporation Notice.

             On the applicable Holder Redemption Date, the Requesting Holder and, if applicable, the Other Holders shall surrender to the Corporation at a place designated by the Corporation a certificate or certificates representing the shares of Series G Preferred Stock to be redeemed (the "Redeemed Shares"). Upon surrender of such certificate or certificates, the Corporation shall transmit payment in full for the Redeemed Shares in the manner in which cash dividends are paid.

             The Call Redemption Date and the Holder Redemption Date are hereinafter called collectively the "Redemption Date" and the Call Redemption Price and the Holder Redemption Price are hereinafter called collectively the "Redemption Price".

             Notwithstanding any provisions set forth in this Section (F), the Corporation shall not redeem any shares of Series G Preferred Stock pursuant to paragraph 1 of this Section (F) unless the Corporation (i) is in compliance with all its debt covenants set forth in any and all credit and debt financing agreements the Corporation is a party to, or (ii) obtained a waiver of its compliance with any debt covenant which prevents the Corporation from redeeming shares of Series G Preferred Stock pursuant to paragraph 1 of this Section (F). Furthermore, the Corporation shall redeem any shares of Series G Preferred Stock pursuant to Paragraph 2 of this Section (F) except to the extent (but only to the extent) a redemption of shares would cause the Corporation to violate any covenant or condition under any of its credit or debt financing agreements. In the event a redemption of any number of shares under Paragraph 2 of this Section (F) will cause such violation, the Corporation will use reasonable and good faith efforts to obtain waivers of compliance with its debt covenants for the purpose of such redemption and will so notify the Holders.

             4.   Termination of Rights After Redemption.

             From and after the Redemption Date (unless default shall be made by the Corporation in duly paying the Redemption Price, in which case all the rights of the Holders of Redeemed Shares shall continue) the Holders of the Redeemed Shares shall cease to have any rights as Holders of such Redeemed Shares except the right to receive, without interest, the Redemption Price thereof upon surrender of certificates representing the shares of Series G Preferred Stock, and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation and shall not be deemed outstanding for any purpose whatsoever. Any money deposited for payments of the Redemption Price which is unclaimed by a Holder for two (2) years after the Redemption Date, as of the case may be, thereof shall be returned to the Corporation.

             IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by ___________, its ___________, and attested by _________, its Secretary, this ____ day of February, 1996.


                                 EXIDE ELECTRONICS GROUP, INC.




                                 BY:____________________________
                                 Name:
                                 Title:


   ATTEST:



   By:________________________
      Name:
      Title:  Secretary